Cvent Holding Corp.

1765 Greensboro Station Place, 7th Floor

Tysons, Virginia 22102

January 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	Cvent Holding Corp. Registration Statement on Form S-3 Filed January 3, 2023 File No. 333-269101

Ladies and Gentlemen:

Cvent Holding Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-269101 to 4:00 p.m., Eastern Time, on Thursday, January 19, 2023, or as soon thereafter as practicable.

Please contact Kevin M. Frank of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3373 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeannette Koonce
Jeannette Koonce
General Counsel and Corporate Secretary